August 7, 2012

Mrs. Mara Ransom

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: Kopjaggers Inc.

Amendment No 2 to

Registration statement on Form 10-12G

Filed May 22, 2012

File No. 000-54307

Dear Mrs. Ransom,

Item 1. Business, Page 2

Business, page 2

3.

We have revised our disclosure to reflect our focus solely on the art market.

4.

We have made the revision and deleted the reference to Senior Art Specialist.

Item 1A. Risk Factors, page 5.

5.

We have added back the risk factor related to common stock and the lack of a market.

If capital is not available to us to expand our business...page 7

6. We have added in a table of milestones.

Item 2. Financial Information, page 10.

7.

We have made the revisions with the requested clarifications.

8.

We have added in a more complete discussion of developing our website and our marketing materials.

9.

We have delete the reference to the purchase of art in this disclosure and removed the $50,000 inventory line.

Item 5. Directors and Executive Officers, page 13

A.

Identification of Directors and Executive Officers

We have revised our disclosure to conform with 401(e)(k) of Regulation S-K.

Item 6. Executive Compensation

11.

We have removed the total amount of $2,750 from the summary compensation table.

12.

We have revised our disclosure to reflect $200 as the correct amount.

13.

We have revised our disclosure to detail the terms related to the $2,750 owed to our sole shareholder.

Sincerely

S/S

John Eggermont